Exemption #: 82-5037

December 17, 2002

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of Saskatchewan Wheat Pool's Notice of Meeting and Record Date. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

for Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

dlw 12/23

NOTICE OF MEETING/RECORD DATE

December 16, 2002

SASKATCHEWAN WHEAT POOL: CUSIP No. 80391Z AB 7 and 80391Z AA 9

Please be advised that Saskatchewan Wheat Pool will hold a meeting of its Medium Term Notes holders on January 31, 2003. The record date is January 3, 2003.

Notice of these dates has been provided to the Toronto Stock Exchange, ADP Investor Communications, and our transfer agent and the MTN Trustee, CIBC Mellon Trust. CIBC Mellon Trust will provide notice to The Canadian Depository for Securities Ltd.

Sincerely,

"Colleen Vancha"

Colleen Vancha, Director
Investor Relations & Communications

cc: Deloitte & Touche
MacPherson Leslie & Tyerman
CIBC Mellon Trust
ADP Investor Communications
Susan Engel